82-3769

ANDERSEN

Acesita S.A.

Interim Financial Statements Together with
Report of Special Review

March 31, 2002

02042067

02 JUN 24 AM 11:12

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

SUPPL

dw 6/26

ANDERSEN

Report of Special Review

(Translation of the report originally issued in Portuguese -
See Note 14 to the interim financial statements)

To the Shareholders and Board of Directors of

Acesita S.A.:

(1) We have performed a special review of the quarterly information of ACESITA S.A. (a Brazilian corporation), comprising the balance sheet as of March 31, 2002, the statements of operations for the quarter then ended, the management report on the Company's performance, and relevant information.

(2) The financial statements of Companhia Siderúrgica de Tubarão - CST as of March 31, 2002 are reflected in the financial statements of the Company under the equity method of accounting. The investment in this subsidiary represents 15.82% of total assets and the equity pick-up represents 3.56% of the net loss for the quarter then ended. The financial statements of Companhia Siderúrgica de Tubarão - CST were reviewed by other auditors and our report, insofar as it relates to the amounts included for Companhia Siderúrgica Tubarão - CST, is based solely on the report of these other independent public accountants.

(3) We conducted our review in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal practices adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial statements and operations of the Company.

(4) Based on our special review and on the report of the other independent public accountants on Companhia Siderúrgica de Tubarão - CST, we are not aware of any material modification that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law and in accordance with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of quarterly information.

(5) The balance sheet as of December 31, 2001, presented for comparative purposes, was examined by us and our report thereon, dated February 7, 2002, was issued without qualification and with the comment similar to that described in paragraph (2) above. The statement of operations for the quarter ended March 31, 2001, also presented for comparative purposes, was reviewed by us and our report thereon, dated May 8, 2001, was issued without qualification and with the comment similar to that described in paragraph (2) above.

Belo Horizonte, May 2, 2002

ARTHUR ANDERSEN S/C

Paulo Manuchakian
Partner

ACESITA S.A.

BALANCE SHEETS

MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reals)
(Translation of the original in Portuguese)

ASSETS

	(Unaudited) March 31, 2002	December 31, 2001
CURRENT ASSETS:		
Cash and cash equivalents	133,579	174,167
Accounts receivable	103,561	130,901
Inventories	244,827	247,563
Recoverable taxes	29,090	32,187
Other	14,233	35,371
	525,290	620,189
NONCURRENT ASSETS:		
Receivables from affiliated companies	80,469	80,904
Recoverable taxes	305,440	300,646
Escrow deposits	144,457	135,131
Restructuring assets	24,520	-
Other	58,724	59,262
	613,610	575,943
PERMANENT ASSETS:		
Investments	748,727	748,131
Property, plant and equipment	1,903,324	1,902,411
	2,652,051	2,650,542
	3,790,951	3,846,674

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A.

BALANCE SHEETS

MARCH 31, 2002 AND DECEMBER 31, 2001

(In thousands of Brazilian reals)
(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

	(Unaudited) March 31, 2002	December 31, 2001
CURRENT LIABILITIES:		
Loans	753,686	580,471
Debentures	212,343	200,492
Suppliers	300,498	297,299
Payroll and related charges	20,396	23,897
Accrued taxes	11,017	12,887
Payables to affiliated companies	13,150	15,372
Other	54,344	87,554
	1,365,434	1,217,972
LONG-TERM LIABILITIES:		
Loans	768,891	927,376
Debentures	61,914	61,343
Foreign suppliers	7,101	38,378
Deferred taxes	249,138	251,661
Income and other taxes in litigation	148,852	141,514
Reserve for contingencies	28,625	41,604
Other	53,938	15,051
	1,318,459	1,476,927
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	665,125	673,699
Accumulated deficit	(459,999)	(423,856)
	1,107,058	1,151,775
	3,790,951	3,846,674

The accompanying notes are an integral part
of these balance sheets.

ACESITA S.A.

STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(In thousands of Brazilian reals, except for per share data)
(Translation of the original in Portuguese)
(Unaudited)

	Three months ended March 31, 2002	2001
GROSS SALES OF PRODUCTS AND SERVICES:		
Domestic and export	363,729	364,372
Taxes, deductions and discounts	(61,719)	(58,803)
Net sales	302,010	305,569
COST OF SALES AND SERVICES	(250,551)	(239,470)
Gross profit	51,459	66,099
OPERATING EXPENSES:		
Selling	(13,550)	(12,626)
General and administrative	(17,277)	(16,316)
Income before financial items and equity in subsidiaries and affiliates	20,632	37,157
FINANCIAL ITEMS:		
Financial expenses	(58,613)	(41,826)
Financial income	12,390	22,734
Monetary variations, net	(17,182)	(90,627)
	(63,405)	(109,719)
EQUITY IN SUBSIDIARIES AND AFFILIATES	(2,724)	(20,015)
Loss from operations	(45,497)	(92,577)
NONOPERATING EXPENSE, NET	780	(5,287)
Loss before taxes on income	(44,717)	(97,864)
INCOME AND SOCIAL CONTRIBUTION TAXES	-	(201)
Net loss	(44,717)	(98,065)
Outstanding shares at end of period - thousands	742,939,864	742,939,864
Loss per thousand shares (R$)	(0.06)	(0.13)

The accompanying notes are an integral part of these statements.

ACESITA S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2002

(Amounts in thousands of Brazilian reals)

(Translation of the original in Portuguese)

1. OPERATIONS

Acesita S.A. is a Brazilian publicly-held company; its main activities are the production and sale of special steel, agribusiness, mining and provision of technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, State of Minas Gerais, Brazil, with annual production capacity of 840,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of March 31, 2002 the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% owned) - steel distribution and processing to third parties and subsequent sale to end consumers, under the name "Amorim", as well as equity participation in other companies, as follows:

  - ➢ Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;

  - ➢ Inoxtubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;

  - ➢ Acesita Argentina S.A. - (30.00% owned) - trade office in Argentina;

  - ➢ A. P. Participações S.A. - (100.00% owned) - investment company.

- Companhia Siderúrgica de Tubarão - CST - (0.94% directly owned) - production and sale of non-flat steel and iron products and other related products;

- Aços Planos do Sul S.A. (50.10% directly owned) - equity participation in:

  - ➢ Companhia Siderúrgica de Tubarão - CST - (37.29% owned - 43.91% of voting capital);

- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;

- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export agent and provision of services related to final cutting and finishing of steel products in general;

- Aços Villares S.A. - (1.74% owned - 0.33% of voting capital) - production and sale of non-flat steel and iron and other related products, and 100.00% ownership in Villares Metals S.A.;

- Coinvest - Companhia de Investimentos Interlagos (formerly Indústrias Villares S.A.) - (46.12% owned - 46.74% of voting capital) - equity participation in:

  ➢ Aços Villares S.A. (5.78% owned).

2. PRESENTATION OF FINANCIAL STATEMENTS

The quarterly financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and Brazilian Securities Commission - CVM instructions. The principal accounting practices, methods and criteria followed by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2001.

(a) Derivatives (Swaps)

Derivatives represented by swap contracts of U.S. dollar exchange rate variation plus interest exchanged by CDI (interbank deposit rate) variation are reflected in these financial statements at the value of their margin account, receivable or payable, on accrual basis.

3. ACCOUNTS RECEIVABLE

	Thousands of Brazilian reals	
	3/31/2002	12/31/2001
Domestic customers	95,502	80,493
Foreign customers	15,217	56,771
Allowance for doubtful accounts-domestic/foreign customers	(7,158)	(6,363)
Total	103,561	130,901

4. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAX CREDITS

As of March 31, 2002, the deferred income and social contribution tax credits were as follows:

	Thousands of Brazilian reals		
	Income tax	Social contribution tax	
Income tax and social contribution tax loss carryforwards	1,228,249	1,334,381	
Temporary differences	472,765	394,406	
	1,701,014	1,728,787	
Tax rates	25%	8%	
Total deferred income and social contribution tax credits	425,254	138,303	563,557
Deferred income and social contribution tax credits not recognized	(235,904)	(78,515)	(314,419)
Deferred income and social contribution tax credits recognized as assets	189,350	59,788	249,138

The major temporary differences refer to unamortized goodwill of subsidiaries, asset reversals and accruals to be deducted when settled. The deferred income and social contribution taxes not recognized refer, basically, to nonoperating tax loss, social contribution tax loss carryforwards, and temporary differences.

The Company recognized deferred income and social contribution tax credits amounting to R$249,138 thousand, considering the existence of deferred income and social contribution taxes in liabilities, related to the revaluation reserve and amortization of negative goodwill on acquisition of Companhia Siderúrgica de Tubarão - CST, which ensure their realization.

The reconciliation of income and social contribution taxes in the statement of operations for the quarter ended March 31, 2002, comprising nominal and effective rates, is as follows:

	Thousands of Brazilian reals	
	IRPJ - 25%	CSLL - 9%
Income and social contribution taxes effects on-		
Loss before income and social contribution taxes	11,179	4,025
Permanent additions-		
Equity in subsidiaries, net of provisions	(681)	(318)
Realization of revaluation reserve	(2,064)	(743)
Other	(1,030)	(52)
Deferred income and social contribution taxes for the quarter	7,404	2,912
Deferred income and social contribution taxes not recognized	(7,404)	(2,912)
Income tax expense for the quarter	-	-

5. INVESTMENTS

(a) Summary of changes for the quarter ended March 31, 2002:

	Thousands of Brazilian reals				
	Aços Planos do Sul S.A.	Cia. Siderúrgica de Tubarão - CST	Acesita Serviços Com. Ind. e Part. Ltda.	Acesita Centros de Serviços Ltda.	Total
Balances at the beginning of the quarter	600,865	22,374	122,460	2,432	748,131
Equity pick-up	(2,149)	(247)	1,744	-	(652)
Amortization of negative goodwill	-	804	-	-	804
Reversal of reserve	-	-	-	444	444
Balances at the end of the quarter	598,716	22,931	124,204	2,876	748,727

As disclosed in the financial statements as of December 31, 2001, the Company amortizes negative goodwill on investment in Companhia Siderúrgica de Tubarão - CST over 10 years, based on the economic fundamental which gave rise to it.

The subsidiary Companhia Siderúrgica de Tubarão - CST performed a revaluation of property, plant and equipment in March 1999, and the respective increase in assets, amounting to R$164,410 thousand as of March 31, 2002, is reflected in its shareholders' equity as Revaluation reserve - Subsidiaries/affiliates. The effect on the equity pick-up, recorded in statement of operations, represented by the depreciation of the revalued amount, is a net charge of R$3,042 thousand.

Subsidiaries Acesita International Ltd. and Acesita Centro de Serviços Ltda. present negative shareholders' equity as of March 31, 2002, of R$33,686 thousand and R$1,663 thousand, respectively. These amounts are classified in long-term liabilities, as Other. The equity pick-up for the first quarter of 2002 was negative by R$1,662 thousand and R$1,214 thousand, respectively. The result of the subsidiary Acesita International Ltd. is represented substantially by financial income (expenses) and by the effects arising from liabilities assumed on the sale of the investment in Sifco S.A..

The market value per thousand preferred shares of Companhia Siderúrgica de Tubarão - CST, as of March 31, 2002, based on the last trade, was R$24.80 (R$21.51 as of December 31, 2001). The other companies do not have shares traded on the stock exchange.

(b) The Company's accounts receivable and payable and transactions with affiliates are as follows:

	Thousands of Brazilian reals					
	Assets			Liabilities		
	Receivables from affiliates	Other	Total	Payables to affiliates	Other	Total
Usinor Group- mainly foreign suppliers	-	55	55	-	168,920	168,920
Acesita Serviços, Comércio, Indústria e Participações Ltda.	307	28,046	28,353	266	1	267
Acesita International Ltd.	76,762	95,087	171,849	-	37,854	37,854
Acesita Energética Ltda.	-	-	-	10,037	111	10,148
Acesita Centros de Serviços Ltda.	3,112	3	3,115	2,847	623	3,470
AP Participações S.A.	288	-	288	-	-	-
Inoxtubos S.A.	-	142	142	-	25	25
Aços Villares S.A.	-	41,129	41,129	-	-	-
CST	-	-	-	-	1,376	1,376
Total - 3/31/2002	80,469	164,462	244,931	13,150	208,910	222,060
Total - 12/31/2001	80,904	51,415	132,319	15,372	232,750	248,122

	Thousands of Brazilian reals	
	Results of operations	
	Revenue / Income	Expenses
Usinor Group	24	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	26,646	-
Acesita International Ltd.	6,295	4,232
CST	501	-
Inoxtubos S.A.	10,441	-
Aços Villares S.A.	1,218	-
Acesita Centro de Serviços Ltda.	1	5
Other	276	65
	-----------	-----------
1st quarter - 2002	45,402	4,303
	======	======
1st quarter - 2001	35,105	10,964
	======	======

As of March 31, 2002, the Company provided guarantees on behalf of affiliated companies amounting to R$260,205 thousand.

6. PROPERTY, PLANT AND EQUIPMENT

	Thousands of Brazilian reals		
	03/31/2002	12/31/2001	Estimated useful lives (years)
In use-			
Land	6,710	6,711	-
Buildings and installations	438,544	435,778	05 to 50
Industrial equipment and distribution systems	2,053,212	1,882,471	05 to 40
Vehicles, furniture and fixtures, and tools	30,981	30,043	05 to 10
Other	57,451	56,810	Various
	-------------	-------------	
	2,586,898	2,411,813	
Accumulated depreciation and depletion	(734,298)	(712,998)	
Advances to suppliers	29,808	40,213	
Construction in progress	15,569	130,572	
Imports in transit	5,347	32,811	
	-------------	-------------	
Total	1,903,924	1,902,411	
	========	========	

As of March 31, 2002, the Revaluation Reserve balance, recorded in Plant, Property and Equipment, amounts to R$747,349 thousand. The depreciation of the revalued balance affected negatively the first quarter results by R$8,256 thousand.

As of March 31, 2002, the Company had R$400,237 thousand of land, buildings and equipment pledged as collateral.

7. LOANS

	Annual interest and fees - (%)	Thousands of Brazilian reals 3/31/2002	Thousands of Brazilian reals 12/31/2001
Foreign currency-			
Advances on exchange contract and prepayment	3.8% to 9.3%	479,818	319,128
Securitization of receivables	7.3% to 9.3%	337,310	364,767
For raw materials and replacement parts	2.9% to 9.5%	164,857	154,517
For fixed assets	3.3% to 7.5%	62,303	62,747
Eurobonds	11.13%	28,025	162,266
For working capital and other	3.9% to 12.4%	322,539	297,218
		1,394,852	1,360,643
Local currency-			
For fixed assets	9.3% to 11.8%	7,454	9,558
For working capital and other	3.0% to 8.5%	120,271	137,646
		127,725	147,204
		1,522,577	1.507,847
Less - Current portion		(753,686)	(580,471)
Long-term portion		768,891	927,376

Loans in foreign currency are mostly denominated in US$ dollars.

Eurobonds- The financing through issuance of Eurobonds matures in 2004, and had an earlier redemption option in October 2001. About 54% of bondholders, representing the amount of US$80,685 thousand, equivalent to R$224,224 thousand, exercised their put option, settled on October 15, 2001, at a 0.75% discount. Eurobonds contracts provide for acceleration of maturity should certain covenants and conditions not be complied with. The Company is negotiating a financial transaction that will result in the replacement of certain Eurobond covenants. As a consequence, the Company reserved cash and cash equivalents in the amount of R$139,175 thousand to cover a possible acceleration of maturity. Accordingly, the Eurobonds balance is reduced by the same amount.

Securitization of Receivables- In August, 2000, the Company performed receivables securitization transactions by means of issuance of certificates, in the original amount of R$273,060 thousand equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and annual rates of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul customers and other qualified customers, are made through its specific-purpose subsidiary located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Usinor Group will be responsible for carrying out supplementary trading operations until the required volume is reached. In the first quarter of 2002, the exports through Stainless Overseas amounted to R$43,389 thousand, of which R$21,032 thousand was made with Usinor Group companies. As of March 31, 2002, the balance payable of this transaction is R$299,407 thousand, and is recorded under Securitization of Receivables.

The other loans are subject to monetary restatement or exchange variation based on official indexes or rates, and are partially collaterized by equipment.

In March 31, 2002, temporary cash investments earmarked exclusively for loan payments, in the amount of R$6,035 thousand, were deposited in a restricted bank account, classified as a reduction of the related debt.

The long-term portion matures as follows:

	Thousands of Brazilian reals	
Year	3/31/2002	12/31/2001
2003	288,609	375,184
2004	289,478	392,231
2005	109,103	99,535
After 2005	81,701	60,426
	768,891	927,376

8. DEBENTURES

	Thousands of Brazilian reals	
	3/31/2002	12/31/2001
August 31, 1998 Issue	89,312	86,228
December 15, 1999 Issue	184,945	175,607
	274,257	261,835
Less - Current portion	(212,343)	(200,492)
Long-term portion	61,914	61,343

9. RESERVE FOR CONTINGENCIES

The Company is a party to certain labor, tax, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before a number of courts and governmental agencies. In addition, a reorganization reserve was established in order to cover costs related to a reduction of personnel.

Management, based on information provided by outside legal counsel, performed an analysis of pending lawsuits and, regarding labor suits, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover possible losses on pending litigation, as follows:

	Thousands of Brazilian reals	
	3/31/02	12/31/01
Tax litigation-		
Social contribution tax	1,792	1,704
II (Import Duty) and IPI (Federal VAT)	-	13,602
ICMS (State VAT)	3,468	3,317
	5,260	18,623
Labor claims for work-related accidents and social security claims	10,318	8,676
Reorganization	7,022	7,027
Other	6,025	7,277
Total	28,625	41,604

In the first quarter of 2002, due to an unfavorable outcome at Court, the Company made the payment of the II (Import Duty) and IPI (Federal VAT), eliminating the contingency.

The Company is a defendant in other claims, principally related to social security contributions, estimated at R$30,250 thousand. Based on its legal counsel's opinion that the outcome of the suits is difficult to be foreseen, Management did not recognize a related reserve.

As of March 31, 2002, finished products inventories amounting to approximately R$60,606 thousand were pledged as collateral for the administrative and judicial lawsuits in progress.

10. SHAREHOLDERS' EQUITY

Statement of changes in shareholders' equity per corporate law is composed as follows:

	Thousands of Brazilian reals			
	12/31/2001	Net loss for the quarter	Realization of revaluation reserves	3/31/2002
Restated paid-up capital	901,921	-	-	901,921
Capital reserves-				
Investment grants	3,948	-	-	3,948
Treasury stock	(3,937)	-	-	(3,937)
Revaluation reserves-				
Property, plant and equipment	506,246	-	(5,532)	500,714
Subsidiaries and affiliates	167,453	-	(3,042)	164,411
Accumulated deficit	(423,856)	(44,717)	8,574	(459,999)
Total shareholders' equity	1,151,775	(44,717)	-	1,107,058

11. FINANCIAL INSTRUMENTS

The Company has financial instruments, which are represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, returns and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts swap transactions (principally US dollar to CDI (interbank deposit rate), in addition to receivables in US dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of March 31, 2002, amounted to R$1,011,514 thousand (R$995,404 thousand in 2001) equivalent to US$435,322 thousand (US$428,979 thousand in 2001), with scheduled maturities as follows:

	Thousands of Brazilian reals	
Year	3/31/02	12/31/01
2002	194,148	191,339
2003	215,881	212,914
2004	601,485	591,151
	1,011,514	995,404

As of March 31, 2002, the balance of the margin account related to these instruments, representing a liability amounting to R$76,416 thousand (R$55,092 thousand as of December 31, 2001), was classified under loans (foreign currency - working capital and other) in liabilities, since these swaps are designed to cover loans in foreign currency.

As of March 31, 2002 and December 31, 2001, the net exposure of the Company to the exchange rate fluctuation risk is as follows:

	Book value - Thousands of Brazilian reals	
	3/31/02	12/31/01
Cash and cash equivalents	109,632	153,112
Accounts receivable and other assets	143,497	248,545
Suppliers and other payables	(339,647)	(310,394)
Loans, net of margin account	(1,318,435)	(1,305,551)
Swap transactions	1,011,512	995,404
Net exposure	(393,441)	(218,884)

As of March 31, 2002, financial instrument book values, which significantly differ from market value, including current and long-term portions, are as follows:

	Thousands of Brazilian reals	
	Book value	Market value
Assets-		
Investment- Companhia Siderúrgica de Tubarão - CST	621,646	229,434
Liabilities-		
Loans	1,446,160	1,410,036
Swaps	76,417	54,980
Debentures	274,257	277,576

The market value of the investment in the jointly-controlled subsidiary, Companhia Siderúrgica de Tubarão - CST, which is a permanent asset, was calculated based on the last trade on the stock market which does not consider the "control premium" to which those shares are entitled. As a result, the quotation used is related to transactions on the stock market by minority shareholders and does not represent the price that might be obtained in a transaction involving the transfer of shareholding control.

Market value was not estimated for closely-held companies, which do not have shares traded on stock exchange.

Market values of loans, swaps and debentures were determined by using current interest rates available in the market for transactions under similar conditions and maturities.

Market values are calculated at a specific moment, based on available information and on Company's appraisal methodologies. Estimated amounts do not represent the realizable amounts of those assets and liabilities in the market. The use of different sources of information and appraisal methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents, temporary cash investments, and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good rating. The Company does not have hedging for financial instruments. Credit risks arising from installment sales are minimized by the constant monitoring and a strict policy for granting credit. In general, guarantees are not required for installment sales. The Company has recognized a provision for credits considered hardly realizable by Management.

12. SALE OF INVESTMENT IN SIFCO S.A.

On March 11, 2002, the Company entered into a purchase and sale agreement with MTP - Metalúrgica de Tubos de Precisão Ltda. ("MTP"), formerly Mannesman Tubos de Precisão Ltda., to sell to MTP its total shares representing 99.89% of voting capital and 98.95% of total capital of Sifco. This transaction was concluded on March 28, 2002.

This transaction was carried out based on technical appraisals of Sifco's net assets, conducted by a consulting firm, whose studies and analyses indicated Sifco's negative net value of approximately R$90,000 thousand. This amount may be reduced by up to R$20,000 thousand, depending on Sifco's cash generation in 2002. This purchase and sale agreement sets forth that Sifco's liabilities in this amount shall be assumed by the Company, and paid through their respective maturities. MTP paid the Company the amount of ten Brazilian reals (R$10.00), on demand, for these shares, and fully took the responsibility for management of Sifco S.A., including remaining liabilities, as from conclusion of the transaction.

Accordingly, the reserve recognized as of December 31, 2001 and recorded under "Restructuring liabilities" as of that date was reclassified to "Restructuring assets" in March 2002.

As of March 31, 2002, the remaining balance of Sifco's liabilities assumed by the Company on the sale of the investment amounts to R$64,168 thousand, of which R$17,422 thousand was assumed by Acesita International Ltd. and R$46,746 thousand was assumed by the Company, as described below:

	Annual interest rate	Thousands of Brazilian reals		
		Current portion	Long-term portion	Total
Financing in foreign currency-				
Resolution No. 2,770 (US$10,556 thousand)	0% to 11.9%	24,528	-	24,528
Fixed Rate Notes (US$8,110 thousand) (*)	11%	256	18,589	18,845
Other liabilities in local currency	-	3,373	-	3,373
		28,157	18,589	46,746

(*) Liability subject to reduction depending on the operating cash generation by Sifco S/A in 2002.

The liability in foreign currency assumed by the subsidiary, maturing in 2002, is restated based on the semi-annual Libor plus 2.5% per year.

13. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide its employees with two pension funds, named Plano de Seguridade Acesita (former CCF Fundo de Pensão) and Acesita Previdência Privada (ACEPREV), the principal aim of which is to provide benefits supplementary to those provided by government social security.

The ACEPREV is a defined contribution plan with guaranteed benefit, which uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows:

(a) Participants: a percentage of their applicable salaries, at their option, without a maximum limit, and with a minimum of 3%. Participants can also make a voluntary contribution on the plan's anniversary date (December 1), in order to increase the balance for retirement. For this contribution, there is no sponsor participation.

(b) Sponsor: the Company contributes individually 100% of the participants' contributions, up to a limit of 5% of applicable salaries. The Company also makes a special contribution, in order to cover the minimum benefit for disability, sick pay, death and retirement, and to cover administrative expenses.

The Plano de Seguridade Acesita is a defined contribution plan, with payment of life income upon granting of the benefit, which uses the financial capitalization method to calculate and accumulate the funds needed under the plan. Plan contributions are as follows:

(a) Participants: the participant defines annually the individual percentage (ranging from 0.5% to 5%) of contribution for the following year, in accordance with a specific table based on age and length of service.

(b) Sponsor: limited to 4% of payroll of employees included in the benefit plan, annually, and is defined by a contribution multiplier (ranging from 0.30% to 6%) on the participant's individual contribution amount. The Company may opt to contribute, on a temporary or permanent basis, an additional amount, in accordance with its economic possibilities. Additionally, the Company currently contributes 1.35% on total payroll for general plan costing purposes.

As of December 31, 2001, an appraisal of actuarial assets and liabilities of the pension plans sponsored by the Company was performed by an independent actuary, to analyze the effects on its financial statements, in conformity with CVM Resolution No. 371/2000.

Therefore, ACEPREV net assets, in the amount of R$22,014 thousand, were not recognized in the financial statements of the Company, since the criteria and expectations of reimbursement or reduction of future contributions of the Company are pending legal regulation. Accordingly, the net asset amount to be recovered by the Company is still uncertain.

On the other hand, the present value of the actuarial liability with Plano de Seguridade Acesita, in the amount of R$1,859 thousand, was not recognized either, in view of the expected full reversal of this liability derived from the option for tax amnesty in accordance with the provisions of Provisional Measure No. 2,222/01, which generated a decrease in reserve for tax contingencies of said plan, with a consequent elimination of the actuarial liability. In January 2002, ACEPREV also opted for the tax amnesty, the effects of which are recorded in its financial statements as from that date.

As of March 31, 2002, these scenarios remained unchanged. Accordingly, the Company elected to maintain the same procedure adopted in the closing of fiscal year 2001.

The Company's contributions for the quarter ended March 31, 2002 amounted to R$932 thousand for Aceprev and R$11 thousand for Plano de Seguridade Acesita (R$870 thousand and R$3 thousand, respectively, as of March 31, 2001).

Subsidiary Companhia Siderúrgica de Tubarão - CST sponsors the Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão - FUNSSEST, which maintains a pension plan for its employees. FUNSSEST is a private, non-profit entity, which has administrative and financial autonomy. The mentioned subsidiary recognized, in accordance with CVM Resolution No. 371/2000, actuarial liabilities in the amount of R$10,529 thousand, net of tax effects. As of December 31, 2001, these liabilities, proportionally to the Company's interest in the subsidiary, in the amount of R$2,111 thousand, were recorded as a prior-year adjustment, as a charge to the retained earnings account. The financial information of this entity is available together with the financial statements of Companhia Siderúrgica de Tubarão - CST.

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This quarterly information was prepared on the basis of accounting practices emanating from Brazilian corporate law. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where this quarterly information may be used.

* * * * * * * * * *

OPERATING PERFORMANCE

Sales Volumes					
	Tons				
Steel Products	1Q01 (a)	4Q01 (b)	1Q02 (c)	Change% (c/b)	Change% (c/a)
Flat Steels	**129,755**	**116,872**	**119,889**	**2.6**	**(7.6)**
Stainless	63,191	62,069	57,119	**(8.0)**	**(9.6)**
Silicon O.G.	8,746	9,348	8,546	**(8.6)**	**(2.3)**
Silicon N.O.G.	25,153	23,818	24,970	4.8	**(0.7)**
Carbon/Alloys	32,665	21,637	29,254	35,2	**(10.4)**
Bars	**41,960**	**29,395**	**29,521**	**0.4**	**(29.6)**
Subtotal	***171,715***	***146,267***	***149,410***	***2.1***	**(13.0)**
Others (*)	**4,486**	**1,841**	**866**	**(53.0)**	**(80.7)**
Total	**176,201**	**148,108**	**150,276**	**1.5**	**(14.7)**
Domestic market	**147,471**	**123,367**	**134,249**	**8.8**	**(9.0)**
Foreign market	**28,730**	**24,741**	**16,027**	**(35.2)**	**(44.2)**
Stainless	22,347	21,118	15,252	(27.8)	(31.7)
Silicon O.G. and N.O.G	4,744	1,341	475	(64.6)	(90.0)
Carbon steels and bars	1,639	2,282	278	(87.8)	(83.0)

(*) Others = Ingots + Molten Steel + Subproducts + Solid pig iron + Third party products for resale

Products as a percentage				
	Net revenue		Volume	
Product	1Q01	1Q02	1Q01	1Q02
Stainless	61.6%	60.8%	35.9%	38.0%
Silicon O.G.	7.4%	8.7%	5.0%	5.7%
Silicon N.O.G	10.3%	11.2%	14.3%	16.6%
Carbon/Alloys	6.4%	6.3%	18.5%	19.5%
Bars	10.3%	8.9%	23.8%	19.6%
Others (*)	4.0%	4.1%	2.5%	0.6%

(*) Includes Services

Stainless Steel Export Shipments per Market		
Market	1Q01	1Q02
Asia	47.4%	34.9%
Europe	20.6%	19.8%
North/Central America	9.3%	22.7%
Mecosul	11.6%	3.5%
Other	11.1%	19.1%

Sales

Sales for the quarter totaled 150 thousand tons, with a greater proportion of higher value-added products, in line with strategy. Stainless and silicon steels accounted for 60% of sales, versus 55% in 1Q01. Part of the sales of mechanical bars and other commodity steel was replaced by higher value-added NOG silicon steel.

The change in sales mix will be even more pronounced from the second half of the year on, when the learning curve for the new equipment and processes will be behind us, the mill will be fully operational and the mechanical bar production line will have been completely closed down. The change in the Company's business profile will be radical. By 2003, 80% of production should be stainless and silicon steel, whereas, prior to the restructuring, 70% of production had been in low value-added carbon steel and mechanical bars.

Sales Mix – Volume


1Q01
Others 2%
Stainless 36%
Bars 24%
Silicon OG 5%
Carbon 19%
Silicon NOG 14%
1Q02
Stainless 38%
Others 1%
Bars 19%
Silicon OG 6%
Carbon 19%
Silicon NOG 17%

In November 2001, certain equipment was shut down for maintenance, re-lining of blast furnace # 2, reconfiguration of the melt shop and the modernization of the HSM (hot strip mill). We had already foreseen that this would negatively affect 1Q02 results. The start-up of the new equipment and production processes has a learning curve, which, as long as it lasts, causes temporary losses of productivity and gaps in cash generation. In preparation for this, the Company had been building up inventory and importing semi-finished products, in order to ensure that no demand for Acesita's products was left unattended.

However, with less production available for sale, especially in January, since the re-lining of blast furnace #2 was only completed after month-end, sales for the quarter declined by 15% year-over-year, and grew by 2% over 4Q01, which was also affected by the shutdown.
Of a total 150,276 tons sold in the quarter, 89% were domestic sales.


Sales Volume
(1,000 t)
1Q02 57 34 29 30 150
4Q01 62 33 22 29 148
3Q01 77 38 38 40 196
2Q01 61 34 43 43 184
1Q01 63 34 33 42 176
Net Revenue
(R$ million)
1Q02 184 60 302
4Q01 197 61 311
3Q01 243 67 384
2Q01 182 58 312
1Q01 188 54 306
Stainless
Silicon Steel
Carbon & Alloys
Bars
Others

Markets and Prices

The market is signaling that we are getting to the end of a cycle of adjustments in the global steel industry, during which average stainless steel prices slumped to their lowest levels in 20 years. Today, the market outlook is positive, and a new growth cycle in the second half of this year is a possibility. As usually happens in times of crisis, the market was forced to adjust and some of the less efficient producers went out of business. Consequently, world production is lower and global inventories are at more appropriate levels.

Lower inventories and stronger markets have led to signs of price recovery, especially in Europe. Domestic prices are unchanged from their 4Q01 levels, but the trend is upwards, as the market shows signs of improving, with domestic prices tending to track international prices. Compared to 1Q01, average prices have recovered across the board for Acesita's products in both domestic and international markets. In addition to the slight market recovery, average prices benefited from the improved sales mix.

Domestic stainless steel sales increased by 3%, although total stainless sales declined by 10%, driven by lower exports. Improved average prices partially compensated for the lower volume. Net stainless steel revenues totaled R$ 183,6 million, equivalent to 61% of total net revenues.

Silicon steel is a niche in the Company's target market, owing to both its high added value and its unsynchronized behavior relative to the demand curve for stainless steel, which shows no correlation with the silicon steel market. The two market segments behave in completely different ways. Acesita exported significantly less silicon steel this quarter, in order to be able to attend strong domestic demand from investments in the electric energy sector. Net silicon steel revenues grew 12% year-over-year and partially compensated lower revenues from other product lines.

Sales of **carbon alloyed steel** were the inverse of sales of other products. Exports grew by 3%, while domestic sales declined by 11%. Prices showed an average 8% year-over-year growth, generating R$ 18,9 million in net revenues.

Mechanical bar sales have been declining, as foreseen in the strategic plan, and the line should be completely closed down by July 2002. About 20% of Acesita's liquid steel production still goes to producing mechanical bars. When this line is finally discontinued, the melt shop will be able to direct more of its liquid steel capacity to the higher value-added product lines, which offer the Company higher margins.

Net Operating Revenue

The net result of higher average prices - but 15% lower sales - was 1Q02 revenues of R$302 million, a 1.2% year-over-year decline.

Gross Profit

The cost of goods sold was, predictably, affected by the shutdown of certain equipment for maintenance, since more costly semi-finished product had to be imported to keep the plant running and supply the specialty steel market.

The R$51.5 million gross profit and the 17% gross margin were squeezed by this higher cost of imports. They were also pressured by the lower levels of productivity of the newly installed equipment and processes. From May onwards, the new operating structure should have stabilized and the Company's cost structure have returned to normal.

Operating Cash Flow - EBITDA

Operating expenses were stable (- 0.4%) year-over-year and were 3% higher on a quarter-over-quarter basis. Conclusion of the restructuring will bring an end to costs associated with this process. Acesita reiterates its commitment to quality operations, efficiency and strong cost and expense control.

EBITDA for the quarter was R$47.5 million and the EBITDA margin was 15.7%. The importation of semi-finished product to supply the mill during the restructuring is one of the main causes of the lower operating results. The scheduled start-up of new equipment and industrial processes also pressured first quarter cash generation. These effects were most strongly felt in January, but the results of the following months point to recovery and a return to operating normality by June.

FINANCIAL RESULT

The more stable exchange rate helped reduce the quarter's net financial expenses to R$68.5 million. The reverse had occurred in 1Q01, when currency losses from the effect of exchange depreciation on Acesita's foreign currency debt caused financial expenses to balloon.

The downward trend of net financial debt seen in previous quarters was interrupted in fourth quarter 2001 by the need to raise US$100 million to finance 2001/2002 capital expenditures.

By the end of the quarter, approximately 50% of Acesita's debt was long term. The December 02 maturity of the Company's 1999 non-convertible debenture issue, though planned for, is one of the causes of the increase in short-term debt.


Net Debt
1,395
1,372
1,364
1,261
1,220
1,344
1,427
1,424
1,577
1,667
780
785
758
684
624
622
619
533
680
717
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
R$ million
US$ million

Once the capital spending program is over, no significant new expenditures are expected to add to the Company's debt.

NET INCOME

Acesita posted a net loss of R$44.7 million in 1Q02. This was the result of the shutdown of certain equipment at the plant, the cost of importing semi-finished steel to keep the plant running and the lower productivity associated with the learning curve for the new equipment.

The loss was 54% lower than the loss for the first quarter of 2001.

CAPITAL EXPENDITURES

The quarter's capital expenditures, as already planned and announced, were limited to completing the modernization project, making the adjustments necessary to reconfigure the company profile and undertaking basic equipment maintenance. R$21.4 million was spent in the quarter, out of a total R$37 million planned for the full year.

Now that the restructuring investments are completed, capital expenditures in the future should be in the order of 30% to 40% of depreciation.

OUTLOOK

The domestic stainless steel market has been firm and the outlook for the rest of the year is good. Historically, demand for this kind of steel has grown at twice the rate of GDP growth. With Brazilian GDP projected to grow by 2.5% this year, we could be looking at a 5% growth in demand for stainless steel.

The need for investments in the Brazilian electrical energy sector makes the outlook for the silicon steel market favorable as well.

From May this year onwards, Acesita will have mastered the operations of its new equipment and processes, and its cost and production structure will fully reflect the new Company profile. Only in the third quarter, however, when mechanical bar production is definitively closed down, will the Company's new structure be fully operational and completely dedicated to its new mission of producing exclusively higher value-added specialty steels.

* * * * * * * * * *